Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in this Registration Statement on Form S-3 and related Prospectus of SoundHound AI, Inc. for the registration of its Class A Common Stock, Preferred Stock, Purchase Contracts, Warrants, Subscription rights, Depository Shares, Debt Securities and Units, and to the incorporation by reference therein of our report dated October 22, 2024, with respect to the consolidated and combined financial statements of Amelia Holdings, Inc. and Subsidiaries as of and for the year ended December 31, 2023 and as of December 31, 2022 (Successor), and the periods from December 21, 2022 through December 31, 2022 (Successor), and January 1, 2022 through December 20, 2022 (Predecessor) included in the Current Report on Form 8-K/A of SoundHound AI, Inc., filed with the Securities and Exchange Commission on October 22, 2024.

/s/ Ernst & Young LLP

January 24, 2025
New York, New York